[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

April 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Christian Windsor, Esq.

Re:	Alamogordo Financial Corp. (Registration No. 333-192233)
Registration Statement on Form S-4

Dear Mr. Windsor:

On behalf of Alamogordo Financial Corp. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). Set forth below are the comments from the Staff’s comment letter dated February 28, 2014, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the original filing.

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

The comment is noted. Updated consents have been filed as exhibits to the Amended S-4, as requested.

Risk Factors, page 13

2.	Add a risk factor that discusses the fact that counsel is not able to opine as to whether Bank 1440 shareholders who receive cash considerations will be taxed as ordinary income or as a dividend. Make commensurate revisions to the summary disclosure on page 12.

Securities and Exchange Commission

April 18, 2014

The requested risk factor has been added to page 12, and page 9 of the summary section has also been revised, as requested.

Material Tax Consequences of the Merger, page 58

3.	We note your discussion of the conditions necessary for receiving the tax opinion contemplated by the merger agreement. Please revise this section to clarify that Alamogordo and Bank 1440 have received an opinion of counsel, as of the date of the registration statement and that the discussion in this section either summarizes that opinion or, in fact, represents the opinion of counsel. Please refer to Item 601(b)(10) of Regulation S-K. Please also refer to Staff Legal Bulletin 19 for more information.

Page 51 has been revised, as requested.

4.	We note your response to prior comment 23. Please revise the disclosure on page 59 to reflect the fact that the opinion has been filed with the registration statement and speaks as of the date of the opinion.

Page 51 has been revised, as requested.

* * * * *

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	Jill Gutierrez, President and
Chief Executive Officer
Eric Luse, Esq.